Exhibit 99.63

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Mogo Finance Technology Inc. (“Mogo” or the “Company”)

Suite 1700, Park Place

666 Burrard Street

Vancouver, British Columbia V6C 2X8

Item 2.	Date of Material Change

December 28, 2017

Item 3.	News Release

A news release with respect to the material change referred to in this report was disseminated through Canada Newswire on December 28, 2017, and subsequently filed under the Company’s profile on SEDAR.

Item 4.	Summary of Material Change

On December 28, 2017 the Company announced that it has closed its previously announced bought deal public offering (the “Offering”) of 3,750,000 common shares of the Company (the “Common Shares”) at a price of $7.00 per Common Share (the “Offering Price”), for aggregate gross proceeds of $27,250,000.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced that it had closed the Offering of the Common Shares. The Offering was made pursuant to a underwriting agreement dated December 13, 2017 among the Company, and a syndicate of underwriters co-led by Cormark Securities Inc. and Canaccord Genuity Corp., and including BMO Nesbitt Burns Inc., Eight Capital and Mackie Research Capital Corporation (collectively, the “Underwriters”).

In addition, the Company has granted the Underwriters an over-allotment option (the “Over-Allotment Option”) to purchase up to an additional 562,500 Common Shares at the Offering Price to cover over-allotments and for market stabilization purposes, exercisable at any time up to 30 days after the closing of the Offering. If the Over-Allotment Option is exercised in full, the aggregate gross proceeds of the Offering will be $30,187,500.

Net proceeds from the Offering will be used to fund the enhancement of the Company’s existing digital platform and products, and the research and development of new products. The Company also intends to use the net proceeds for working capital and other general corporate purposes.

The Common Shares issued under the Offering were offered by way of a short form prospectus in each of the provinces of Canada except Québec, and in the United States on a private placement basis pursuant to applicable exemptions under the United States Securities Act of 1933, as amended.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Lisa Skakun, the Chief Legal & Administrative Officer of the Company, is knowledgeable about the material change described above. Her business telephone number is 1-604-659-4380.

Item 9.	Date of Report

January 3, 2017